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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. __________)*

                        FRONTEER DIRECTORY COMPANY, INC.
- --------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                          $0.01 Par Value Common Stock
- --------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    359031101
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                                 (CUSIP NUMBER)

            Robert A. Fitzner, Jr., 1700 Lincoln Street, 32nd Floor,
                        Denver, CO 80203  (303) 860-1700
- --------------------------------------------------------------------------------
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                               AND COMMUNICATIONS)

                                 April 26, 1995
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                 SEC 1746(12-91)

                                Page 1 of 5 pages
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- -------------------------
  CUSIP No.   359031101
- -------------------------

 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Robert A. Fitzner, Jr.
          S.S. No.:  ###-##-####
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 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) / /
                                                                   (b) / /
- --------------------------------------------------------------------------------
 3        SEC USE ONLY

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4         SOURCE OF FUNDS*

          00

- --------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                / /

- --------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
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                                              7   SOLE VOTING POWER
                 NUMBER OF
                  SHARES                          4,784,705 shares - 38.1%
               BENEFICIALLY
                 OWNED BY                    -----------------------------------
                   EACH                       8   SHARED VOTING POWER
                REPORTING
                  PERSON                          0
                   WITH                      -----------------------------------
                                              9   SOLE DISPOSITIVE POWER

                                                  4,784,705 shares - 38.1%
                                             -----------------------------------
                                              10  SHARES DISPOSITIVE POWER

                                                  0
- --------------------------------------------------------------------------------
 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,784,705 shares
- --------------------------------------------------------------------------------
 12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /
- --------------------------------------------------------------------------------
 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          38.1%
- --------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                Page 2 of 5 pages
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ITEM 1.   SECURITY AND ISSUER.

      This Schedule 13D relates to the $0.01 par value common stock ("Common Stock") of Fronteer Directory Company, Inc. ("Issuer"). The Issuer's principal executive offices are located at 216 North 23rd Street, Bismarck, North Dakota 58501.

ITEM 2.   IDENTITY AND BACKGROUND.

      (a) Robert A. Fitzner, Jr.

      (b) Robert A. Fitzner, Jr.'s business address is 1700 Lincoln Street, 32nd Floor, Denver, Colorado 80203.

      (c) Robert A. Fitzner, Jr.'s principal occupation and employment is president and chief executive officer of RAF Financial Corporation, 1700 Lincoln Street, 32nd Floor, Denver, Colorado 80203. RAF Financial Corporation is a securities broker and dealer.

      (d) During the last five years, Robert A. Fitzner, Jr., has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Robert A. Fitzner, Jr. is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On April 26, 1995, Robert A. Fitzner, Jr., owned 66.2% of the Class A Common Stock of RAFCO, Ltd., a Nevada corporation ("RAFCO"), which shares were acquired by Robert A. Fitzner, Jr. during 1985. On April 26, 1995, the Issuer acquired all of the assets of RAFCO in exchange for the Issuer's assumption of the liabilities of RAFCO and the issuance of 7,223,871 shares of the Issuer's Common Stock and 87,500 shares of the Issuer's $0.10 par value Series A Voting Cumulative Preferred Stock ("Preferred Stock"). After such acquisition, RAFCO dissolved and will distribute such shares to the 20 shareholders of RAFCO. As a result, Robert A. Fitzner, Jr. will receive 4,784,705 shares of Common Stock of the Issuer and 5,000 shares of the Preferred Stock of the Issuer.

ITEM 4.   PURPOSE OF TRANSACTION.

      The purpose of the reorganization transaction described in this Schedule 13D between the Issuer and RAFCO was to consolidate the businesses of such corporations. Robert A. Fitzner, Jr.'s purpose of acquiring the Issuer's securities was to participate in the reorganization transaction between the Issuer and RAFCO. Robert A. Fitzner, Jr. does not have any current plan;

          (a)  to acquire or dispose of securities of the Issuer;

          (b) to participate in any extraordinary corporation action, such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries;

          (c) to sell or transfer a material amount of the assets of the Issuer or any of its subsidiaries;

          (d) to change the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors of or to fill any existing vacancies on the board;

          (e) to materially change the present capitalization or dividend policy of the Issuer;

          (f) to materially change the Issuer's business or corporate structure;

                                Page 3 of 5 pages
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          (g)  to change the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) to cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an interdealer quotation system of a registered national securities association;

          (i) to cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

          (j)  to cause any action similar to any of the foregoing actions.

Robert A. Fitzner, Jr. is aware that pursuant to the reorganization transaction the Issuer plans to reduce the number of its directors to three directors and to cause Robert A. Fitzner, Jr. and Robert L. Long to be appointed as directors of the Issuer to fill vacancies on the Issuer's board of directors after compliance with Rule 14f-1 under the Securities Exchange Act of 1934, as amended; the Issuer plans to engage in the businesses acquired from RAFCO in the reorganization transaction; and the Issuer plans to amend its Articles of Incorporation to permit the issuance of Preferred Stock in connection with its reorganization transaction with RAFCO.

ITEM 5.   INTEREST AND SECURITIES OF THE ISSUER.

      (a) As a result of the reorganization transaction between the Issuer and RAFCO, Robert A. Fitzner, Jr. acquired 4,784,705 shares of the Common Stock of the Issuer which, as of April 26, 1995 (the date of the reorganization transaction between the Issuer and RAFCO) constituted approximately 38.1% of the issued and outstanding Common Stock of the Issuer. Also, as a result of the reorganization transaction between the Issuer and RAFCO, Robert A. Fitzner, Jr. acquired 5,000 shares of the Preferred Stock of the Issuer which, as of April 26, 1995 (the date of the reorganization transaction between the Issuer and RAFCO) constituted approximately 5.7% of the issued and outstanding Preferred Stock of the Issuer. Except for such shares of Common Stock, Robert A. Fitzner, Jr. is not the beneficial owner of any shares of the Common Stock of the Issuer. Earlene E. Fitzner, the mother of Robert A. Fitzner, Jr., owns 2,500 shares of the Preferred Stock of the Issuer. Robert A. Fitzner, Jr. may be deemed to be the beneficial owner of such shares of Preferred Stock owned by Earlene E. Fitzner.

      (b) Robert A. Fitzner, Jr. has the sole power to vote or to direct the vote and has the sole power to dispose or to direct the disposition of the 4,784,705 shares of Common Stock of the Issuer owned by Robert A. Fitzner, Jr., the 5,000 shares of Preferred Stock of the Issuer owned by Robert A. Fitzner, Jr., and the 2,500 shares of Preferred Stock of the Issuer owned by Earlene E. Fitzner, Robert A. Fitzner, Jr.'s mother. Robert A. Fitzner, Jr. does not share power to vote or to direct the vote or to dispose or to direct the disposition of any other shares of the Issuer. No other person shares the power to vote or to direct the vote or to dispose or to direct the disposition of the 4,784,705 shares of the Common Stock of the Issuer owned by Robert A. Fitzner, Jr., the 5,000 shares of Preferred Stock of the Issuer owned by Robert A. Fitzner, Jr., or the 2,500 shares of the Preferred Stock of the Issuer owned by Earlene E. Fitzner, the mother of Robert A. Fitzner, Jr.

      (c) Robert A. Fitzner, Jr. received 4,784,705 shares of the Common Stock of the Issuer as a result of a reorganization transaction between the Issuer and RAFCO. Except for the receipt of such shares as a result of such reorganization transaction, Robert A. Fitzner, Jr. has not engaged in any transactions in the Common Stock of the Issuer during the past 60 days.

      (d) Robert A. Fitzner, Jr. has the sole right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,784,705 shares of Common Stock of the Issuer owned by Robert A. Fitzner, Jr.

                                Page 4 of 5 pages
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      (e) Robert A. Fitzner, Jr. has not ceased to be a beneficial owner of more than 5% of the Common Stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Robert A. Fitzner, Jr. does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or holding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

      None.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.




                    ------------------------------------------------------------
                    Robert A. Fitzner, Jr.


                    Date Signed:
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                                Page 5 of 5 pages